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                                                                    OMB APPROVAL
                                                       OMB Number:     3235-0145
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No.       )*

                    INTERNATIONAL ASSETS HOLDING CORPORATION
                    ----------------------------------------

                                (Name of Issuer)

                               SERIES A PREFERRED
                      -------------------------------------
                         (Title of Class of Securities)
                         ------------------------------

                                     NONE
                         ------------------------------
                                 (CUSIP Number)
                                 --------------

                               Nancey M. McMurtry
                    International Assets Holding Corporation
                       220 E. Central Parkway, Suite 2060
                           Altamonte Springs, FL 32701
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                  ---------------------------------------------
                Authorized to Receive Notices and Communications)
                -------------------------------------------------

                                 With a copy to:

                             Louis T. M. Conti, Esq.
                                Holland & Knight
                          200 S. Orange Ave., Ste. 2600
                                Orlando, FL 32801

                                December 31, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

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          [_]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No     None
---------------------------
        1.     Names of Reporting Persons.

               Barbara L. Branch

               I.R.S. Identification Nos. of above persons (entities only).

        2.     Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a)    ..........................................................

               (b)
--------------------------------------------------------------------------------
        3.     SEC Use Only
--------------------------------------------------------------------------------
        4.     Source of Funds (See Instructions)         PF
--------------------------------------------------------------------------------
        5J Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        6.     Citizenship or Place of Organization    USA
--------------------------------------------------------------------------------

Number of      7.     Sole Voting Power      367,647
Shares         -----------------------------------------------------------------
Beneficially   8.     Shared Voting Power   367,647
Owned by Each  -----------------------------------------------------------------
Reporting      9.     Sole Dispositive Power   367,647
Person With    -----------------------------------------------------------------
               10.    Shared Dispositive Power    367,647
--------------------------------------------------------------------------------
        11.    Aggregate Amount Beneficially Owned by Each Reporting Person
               711,323
--------------------------------------------------------------------------------
        12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               (See Instructions)
--------------------------------------------------------------------------------
        13.    Percent of Class Represented by Amount in Row (11)   33.6%
--------------------------------------------------------------------------------
        14.    Type of Reporting Person (See Instructions)  IN

                                        3

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Item 1. Security and Issuer

SERIES A PREFERRED.

                    International Assets Holding Corporation
                             220 E. Central Parkway
                                   Suite 2060
                           Altamonte Springs, FL 32701

Item 2. Identity and Background

(a)     Name;         Barbara L. Branch

(b)     Residence or business address; 39 Meeker Avenue, Allendale, NJ 07401

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

                      N/A

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

                      N/A

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

                      N/A

(f)     Citizenship.  USA

Item 3. Source and Amount of Funds or Other Consideration

        Mr. Scott Branch, the husband of Barbara L. Branch used personal funds in the amount of $1,249,999.80 to purchase 735,294 shares of Series A Preferred stock. On December 6, 2002, as part of the closing of the transaction, Mr. Branch assigned rights to 367,647 shares to his wife, Barbara Branch.

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Item 4.   Purpose of Transaction

          (a) Mr. Scott Branch, the husband of Barbara Branch, signed a Share Subscription Agreement (the "Agreement") in connection with a private placement with International Assets Holding Corporation to purchase shares of Series A Preferred stock, which are non-voting and non-convertible. The transaction acquiring these shares was closed on December 6, 2002. As of the result of his investment Mr. Branch is now President of International Assets Holding Corporation and a member of the Board of Directors. Barbara Branch intends to hold the 367,647 shares assigned to her as an investment in the Company.

          (b)  N/A

          (c) Through the Agreement signed by Mr. Branch and the rights assigned to Barbara Branch, upon subsequent approval of a conversion provision in the Agreement by shareholders on February 28, 2003, the Series A Preferred stock assigned to Barbara Branch by Scott Branch would result in Barbara Branch's direct ownership and/or control of 16.1% of the issuer's common stock.

          (d)  N/A

          (e)  N/A

          (f)  N/A

          (g)  N/A

          (h)  N/A

          (i)  N/A

          (j)  N/A


Item 5.   Interest in Securities of the Issuer

(a) Mrs. Branch currently owns directly and/or controls with her husband 735,294 shares representing 33.6% of the outstanding shares of Series A Preferred. Pursuant to the transaction which closed December 6, 2002 and the terms of the Share Subscription Agreement, the shareholders of the corporation will be asked to approve a provision in the Agreement which provides for the conversion of the Series A Preferred shares into common stock. The conversion price would equal the original purchase price of $1.70 per share. Should the shareholders approve this provision the conversion would be automatic and immediate. The Annual Meeting of the shareholders is scheduled for February 28, 2003; therefore, it is possible that these preferred shares may be convertible into common shares within 60 days. Upon approval and conversion, Mrs. Branch would own directly and/or control with her husband 16.1% of the assumed number of post-conversion outstanding shares of common stock.

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(b) Following the conversion into common stock, Mrs. Branch would have the sole power to vote or to dispose of 367,647 shares of common stock; and, with her husband would have a shared power to direct the vote and disposition of an additional 367,647 shares of common stock.

(c) As described in paragraph (a) above Mr. Scott Branch and the issuer closed a transaction on December 6, 2002, in which Mr. Branch purchased 711,323 shares of Series A Preferred stock for a price of $1.70. As part of the same transaction, Mr. Branch assigned rights to his wife, Barbara Branch, for 367,747 shares of the preferred stock. These shares of Preferred stock are convertible into common only upon shareholder approval.

(d) No other persons than those identified in this filing have the right to receive or direct the receipt of dividends or the proceeds from the sale of these securities.

(e) N/A



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


        N/A

Item 7. Material to Be Filed as Exhibits

        Exhibit 1   Share Subscription Agreement

        Exhibit 2   Amendment to Share Subscription Agreement

        Exhibit 3 Assignment and Assumption Agreement between the Registrant, Scott Branch and Barbara Branch

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   January 10, 2003

Signature: /s/Barbara L.Branch

Name/Title:  Barbara L. Branch/Shareholder

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See IS U.S.C. 1001)

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                                  Exhibit Index

Exhibit Number           Exhibit Description

1                        Share Subscription Agreement

2                        Amendment to Share Subscription Agreement

3 Assignment and Assumption Agreement between the Registrant, Scott Branch and Barbara Branch